Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts”, in the Registration Statement (Form S-3) and related Prospectus of WP Glimcher Inc. for the registration of common stock, preferred stock, warrants and depositary shares and to the incorporation by reference therein of our report dated February 26, 2015, with respect to the consolidated and combined financial statements and schedule of WP Glimcher Inc. (formerly Washington Prime Group Inc.) included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
August 21, 2015